SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 14, 2003

                           Commission File No. 1-14110

                               -----------------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                               -----------------

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated March 13, 2003, announcing the rejection of
           Corus' application to authorize the sale of aluminium conversion business by an Amsterdam Court

PRESS RELEASE

                               [GRAPHIC OMITTED]

                                                                  March 13, 2003

                   Amsterdam Court rejects Corus' application
               to authorize sale of aluminium conversion business

Pechiney regrets to announce that Corus Group plc has informed it that the Amsterdam Enterprise Court has today rejected its application to overrule the decision of the board of Supervisory Directors of its Dutch Subsidiary.
As a consequence, Corus Group plc is unable to proceed with the sale of its aluminium conversion business to Pechiney.

Pechiney is very disappointed that Corus Group plc -with whom an agreement in principle was signed last October- is not able to transfer its aluminum conversion business meaning that the transaction cannot go ahead. Pechiney has always been convinced of the excellent strategic fit that this transaction would bring to both Pechiney and the aluminium side of Corus and also of the very high level of synergies that had been identified. As a consequence, Corus Group plc will pay Pechiney an agreed break-up fee of 20 million euros, according to its contractual obligations.

Although the Pechiney Group will in principle remain open to a possible transaction in the future should Corus Group plc wish to reopen discussions, it will now pursue other investment targets, in line with Pechiney's strategic objectives and strict investment criteria. As in the past two years, the Group remains committed to selective and profitable growth, which has proved in 2002 to deliver the synergies expected from the Soplaril and Eurofoil acquisitions in 2001.

                                ****************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:              Press Contacts:
Charles L. Ranunkel Tel:33 1 56 28 25 07 Chrystele Ivins: Tel: 33 1 56 28 24 18 Catherine Paupelin Tel: 33 1 56 28 25 08 chrystele.ivins@pechiney.com
Jerome Gaudry Tel: 33 1 56 28 25 23
Fax 33 1 56 28 33 38                      Stephan Giraud: Tel: 33 1 56 28 24 19
                                          stephan.giraud@pechiney.com
PECHINEY
7, place du Chancelier Adenauer
75116 Paris

e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 14, 2003                   PECHINEY


                                       By:/s/ Olivier MALLET
                                          ----------------------------
                                       Name: Olivier MALLET
                                       Title:  Chief Financial Officer